

03011346

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52351

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-2002 AND ENDING 12-31-2002
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consultiva Securities Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Consultiva Securities, Inc   IBM Building Suite 704
(No. and Street)

Ave. Muñoz Rivera #654   Hato Rey, PR   00918
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Noelia Marín   787-763-5868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Soto Pasarell Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

33 Bolivia Street 4th Floor   San Juan   PR   00917
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED FEB 26 2003 WASH. D.C. 165 PROCESSING SECTION

FOR OFFICIAL USE ONLY

PROCESSED
) MAR 11 2003
THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Noelia Marín__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Consultiva Securities, Inc__ , as of __December 31__ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

__Financial and Operations__ Principal
Title

Affidavit 506 Subscribed before me by Noelia María, of legal age and resident of Puerto Rico, personally known to me. This 14th day of February, 2003.

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CONSULTIVA SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

TOGETHER WITH AUDITORS' REPORT

CONSULTIVA SECURITIES, INC.

INDEX



Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton

Kevane Soto Pasarell Grant Thornton LLP

Independent Auditors' Report
To the Board of Directors of
Consultiva Securities, Inc.:

We have audited the accompanying balance sheets of **Consultiva Securities, Inc.** (a wholly-owned subsidiary of Consultiva Internacional, Inc.), as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion thereon based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Consultiva Securities, Inc.**, as of December 31, 2002 and 2001, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
January 23, 2003.

1858695



33 Bolivia Street
4th Floor
San Juan, Puerto Rico 00917
T (787) 754-1915 / F (787) 751-1284
E kps@kevane.com
www.kevane.com

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CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

BALANCE SHEETS -- DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS:		
Cash	$ 6,955	$ 22,241
Commissions receivable	48,703	558
Other receivable	19,653	-
Prepayments	1,688	1,962
Total current assets	76,999	24,761
DEPOSIT WITH CLEARING HOUSE	50,634	50,102
Total assets	$ 127,633	$ 74,863

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
LIABILITIES:		
Due to parent company	$ 54,111	$ 7,981
Accounts payable	7,274	18,965
Income tax payable	1,900	-
Total liabilities--all current	63,285	26,946
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value, 10,000 shares authorized, 70 shares issued and outstanding	7,000	7,000
Additional paid-in capital	50,000	50,000
Accumulated earnings (losses)	7,348	(9,083)
Total stockholder's equity	64,348	47,917
Total liabilities and stockholder's equity	$ 127,633	$ 74,863

The accompanying notes are an integral
part of these balance sheets.

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
COMMISSIONS AND FEES	$ 479,901	$ 74,098
OPERATING EXPENSES:		
Management fee	256,596	6,173
Clearing fees	83,161	37,801
Administrative expenses	28,676	-
Professional services	19,480	13,829
Insurance	13,778	5,287
Penalties	12,500	-
Others	47,379	20,091
Total operating expenses	461,570	83,181
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	18,331	(9,083)
PROVISION FOR INCOME TAXES	(1,900)	-
NET INCOME (LOSS)	$ 16,431	$ (9,083)

The accompanying notes are an integral
part of these statements.

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CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED EARNINGS (LOSSES)	TOTAL
BALANCE, December 31, 2000	$ 7,000	$ -	$ -	$ 7,000
ADDITIONAL CAPITAL CONTRIBUTION	-	50,000	-	50,000
NET LOSS	-	-	(9,083)	(9,083)
BALANCE, December 31, 2001	7,000	50,000	(9,083)	47,917
NET INCOME	-	-	16,431	16,431
BALANCE, December 31, 2002	$ 7,000	$ 50,000	$ 7,348	$ 64,348

The accompanying notes are an integral
part of these statements.

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CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers and others	$ 412,103	$ 73,540
Cash paid to suppliers	(472,987)	(66,178)
Net cash (used in) provided by operating activities	(60,884)	7,362
CASH FLOWS USED IN INVESTING ACTIVITIES--		
cash deposited with clearing house	(532)	(50,102)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances from parent company	46,130	7,981
Cash received from stockholder as additional paid in capital	-	50,000
Net cash provided by investing activities	46,130	57,981
(DECREASE) INCREASE IN CASH DURING THE YEAR	(15,286)	15,241
CASH, beginning of year	22,241	7,000
CASH, end of year	$ 6,955	$ 22,241
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:		
Net income (loss)	$ 16,431	$ (9,083)
Adjustments to reconcile net income to net cash (used in) provided by operating activities-		
Changes in assets and liabilities-		
Increase in accounts receivable	(67,798)	(558)
Decrease (increase) in prepayments	274	(1,962)
(Decrease) increase in accounts payable	(11,691)	18,965
Increase in income tax payable	1,900	-
Total adjustments	(77,315)	16,445
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	$ (60,884)	$ 7,362

The accompanying notes are an integral
part of these statements.

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(1) Nature of operations and
significant accounting policies:

Consultiva Securities, Inc. (the Company) is a wholly-owned subsidiary of Consultiva Internacional, Inc. and was organized under the laws of the Commonwealth of Puerto Rico on January 25, 1999. The Company began its operations in June 2001. The Company is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via First Clearing Corp. a correspondent U.S. based firm who maintains all accounts for the customers. The most significant accounting policies followed by the Company are the following:

(a) Revenues and expenses -

Commission revenues are recorded on a settlement date basis. Other revenues and expenses are recorded following the accrual basis of accounting.

(b) Use of estimates -

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Income taxes -

The Company follows the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement requires an asset and liability approach for financial accounting and reporting for income taxes.

(d) Concentration of credit risk –

During the year ended December 31, 2002, 44% of the Company revenues were generated from one major customer, of which $25,200 was in accounts receivable as of December 31, 2002.

(e) Reclassification –

Certain amounts in the 2001 statements have been reclassified to comply with the 2002 presentation.

(2) Net capital requirements:

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions. At December 31, 2002 and 2001, the Company had the following net capital figures:

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Account
2002	1.01 to 1	$ 5,000	$ 62,660	$ 57,660
2001	.59 to 1	$ 5,000	$ 45,955	$ 40,955

(3) Deposit with Clearing House:

This constant deposit is a requirement of First Clearing Corporation, the US based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was invested by First Clearing Corporation in a money market account.

(4) Related party transactions:

During the years ended December 31, 2002 and 2001, the Company entered into transactions with its parent company. Amounts due at year-end are non-interest bearing and have no specific repayments terms.

	2002	2001
Due to parent company	$ 54,111	$ 7,981
Management fee	$ 256,596	$ 6,173

(5) Income taxes:

The Company follows the provisions of Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes". The effect of adopting this pronouncement is the recognition of the tax benefit of reducing future taxable income by carrying forward available net operating losses.

As of December 31, 2001 the Company had a net operating loss of $9,083 to be carryforward to future years (up to 2008). The Company also established a 100% valuation allowance against the corresponding net deferred tax asset of $1,800 due to uncertainty of their ultimate utilization. However, the Company used all of its available net operating loss carryforward to reduce its 2002 income tax liability.

The Company's actual income tax expense for the years ended December 31, 2002 and 2001 differs from the theoretical income tax provision as a result of the following factors:

	2002	2001
Statutory income tax expense (benefit) based on rates contained in Puerto Rico Internal Revenue Code of 1994	$ 3,700	$ (1,800)
Change in valuation allowance	(1,800)	1,800
Income tax provision	$ 1,900	$ -

(6) Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Other schedules such as; Determination of Reserve Requirements; Information Relating to Possession or Control Requirements; and Schedule of Segregation Requirements which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2002 and 2001, the Company has had no activities that would need to be disclosed on such schedules.

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002 AND 2001

	2002	2001
NET CAPITAL:		
Capital per audited financial statements	$ 64,348	$ 47,917
Less-Non-allowable asset- prepayments	(1,688)	(1,962)
Net capital	$ 62,660	$ 45,955
AGGREGATE INDEBTEDNESS:		
Items included in the accompanying balance sheet	$ 63,285	$ 26,946
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum required net capital (aggregate indebtedness / 15)	$ 4,219	$ 1,796
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Highest minimum net capital requirement (highest of above amounts)	$ 5,000	$ 5,000
Excess net capital (net capital-$5,000)	$ 57,660	$ 40,955
Excess net capital (net capital - 10% of aggregate indebtedness)	$ 56,332	$ 43,260
Ratio: Aggregate indebtedness to net capital	1.01	0.59

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in part IIA Form X-17A as of December 31, 2002 and 2001):

	2002	2001
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 64,559	$ 45,954
Provision for income taxes	(1,900)	-
Rounding difference	1	1
Net capital per above	$ 62,660	$ 45,955

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

RECONCILIATION OF AGGREGATE INDEBTEDNESS

PURSUANT TO RULE 17A-5 (D)(4)

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002 AND 2001

	2002	2001
RECONCILIATION WITH COMPANY'S COMPUTATION (included in part 11A Form X-17A-5 as of December 31, 2002 and 2001):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 61,386	$ 26,946
Correction of previously reported aggregate indebtedness	-	-
Audit adjustments	1,900	-
Rounding difference	(1)	-
Aggregate indebtedness, as reported in Schedule I	$ 63,285	$ 26,946



Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton

Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT ON INTERNAL

CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5

To the Board of Directors of
Consultiva Securities, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of **CONSULTIVA SECURITIES, INC.** (a wholly-owned subsidiary of Consultiva Internacional, Inc.) for the years ended December 31, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

(1)   Making quarterly securities examinations, counts verifications, and comparisons.

(2)   Recordation of differences required by rule 17a-13.

(3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute,

33 Bolivia Street
4th Floor
San Juan, Puerto Rico 00917
T (787) 754-1915 / F (787) 751-1284
E kps@kevane.com
www.kevane.com

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Peat Marwick Grant Thornton LLP

San Juan, Puerto Rico,
January 23, 2003.

1858696

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